Adara Acquisition Corp.

8845 Red Oak Boulevard

Charlotte, NC 28217

February 4, 2021

VIA EDGAR

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Karina Dorin

Re:	Adara Acquisition Corp.
Registration Statement on Form S-1, as amended
Filed November 18, 2020
File No. 333-250157

Dear Ms. Dorin:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Adara Acquisition Corp. hereby requests acceleration of effectiveness of the above referenced Registration Statement so that it will become effective at 4:00 p.m. EST on February 8, 2021, or as soon as thereafter practicable.

Very truly yours,

/s/ Martin A. Sumichrast
Martin A. Sumichrast
Chief Executive Officer and Director

cc:	Ellenoff Grossman & Schole LLP
Loeb & Loeb, LLP